

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
John F. Remondi
Chief Executive Officer
New Corporation
300 Continental Drive
Newark, DE 19713

> **Re:** **New Corporation**
> **Amendment No. 1 to Form 10**
> **Filed February 7, 2014**
> **File No. 001-36228**

Dear Mr. Remondi:

We have reviewed your filing and your response letter dated February 7, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 – Information Statement of New Corporation

Item 1A. Risk Factors

Our credit ratings are important to our liquidity, page 20

1. We note your response to prior comment one. Please quantify the increased costs of funds for the fiscal year ended December 31, 2013 as a result of the negative ratings actions in May 2013.

The Separation and Distribution, page 39

Treatment of Equity-Based Compensation, page 45

2.   We note your disclosure that Existing SLM equity awards granted prior to February 4, 2014 will be divided into both SLM BankCo and NewCo equity awards, while equity awards granted on or after February 4, 2014 will become solely equity awards of the holder's post-distribution employer. Please provide us with a detailed analysis explaining how the modification of Existing SLM equity awards will be accounted for. In this regard, we note that you intend to set the exercise prices of the new awards in order to maintain the "intrinsic value" of the Existing SLM awards immediately prior to the distribution; however, ASC 718-20-35-6 requires a comparison of the "fair values" of such awards both pre- and post-distribution in order to determine whether additional compensation cost must be recorded. Further, it is unclear how any unrecognized compensation expense related to unvested awards will be treated in both NewCo and BankCo financial statements post-separation.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 49

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, page 51

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

3.   We note your response to prior comment 8 and the revisions you made to your footnote disclosure of pro forma adjustment (c)4. We understand that part of this adjustment was to remove the intercompany payable from BankCo to NewCo that was eliminated in the consolidated financial statements of Existing SLM but shown as outstanding on the standalone financial statements of BankCo. However, we are unclear as to why this adjustment also includes the removal of an intercompany receivable from BankCo to NewCo, given that this amount should have been eliminated in the consolidated financial statements of Existing SLM. Please advise, and revise your disclosures as necessary.

2013 Management Objectives, page 65

4.   Please revise the tone and tense of this section so that it consistently focuses on the results of your management objectives in 2013 rather than describing what you hoped to achieve in 2013.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant